John L. Reizian, Esquire

2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539, Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

July 10, 2009

Ellen J. Sazzman, Esq.

Office of Insurance Products

Division of Investment Management

U. S. Securities and Exchange Commission

Room 8634; mail Stop 8629

100 F Street, NE

Washington, DC 20549

Re:      Lincoln Life Flexible Premium Variable Life Account M

The Lincoln National Life Insurance Company (“Company”)

File Nos. 333-146507 and 811-08557

Post-Effective Amendment No. 7

Lincoln AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version containing the revisions for your review.  Below are the responses to your comments in the order in which they received.  Please note, except as otherwise noted, all page number references in the responses relate to the page number of the blacklined copy where the change has been made.

1.  Cover Page (p.1)

a.               Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (Lincoln AssetEdgesm VUL) is and will continue to be the same as the EDGAR class identifier.

b.              Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.               Please disclose to staff whether the Company intends on Rule 12h-7.

Response:  The Company does not intend to rely on Rule 12h-7.

2.  Identify where in underlying prospectus it is explained that, unlike the Separate Account, the General Account is not segregated. (Page 3 of the underlying prospectus)

Response:  Under the section of the prospectus entitled “Risks of Your Policy”, there is a subsection entitled “Policy values in the General Account” which we believe addresses the Commissions concerns.

3.  Explain when and how the changes disclosed in the Supplement will be updated in the prospectus.

Response:  Recipients of the prospectuses initially will be provided with a copy of the Supplement concurrent with the receipt of the prospectus.  The language will be made a cohesive part of the prospectus during the next comprehensive update filings made in May of 2010.

4.  Preamble: Confirm that the changes described in the Supplement do not apply to existing policy owners and are not optional even if an existing policy owner changes Death Benefit Options. (Page 1)

Response: Language has been added that clarifies that the changes are available only to policies purchased after the effective date of the Supplement.  We believe the language is broad enough to make clear that existing owners cannot avail themselves of the changes under any circumstances, including electing a Death Benefit Option change.

Responses to comments with respect to the “Overview of the changes” section:

(Please note that we have added an additional statement to this section indicating that language has been added to the “Death Benefit Options” provision suggesting why Death Benefit Options have been provided.)

5.  Add “has been changed” to the end of the first sentence of the 1st paragraph (now the 3rd paragraph) and put sentences 2 and 4 of that item into plain English. (Page 1)

Response: The phrase “has been changed” has been added and the item has been redrafted to read more clearly.

6.  With respect to paragraph 3 (now paragraph 4), reference section of underlying prospectus to which this relates. (Page 30 of the underlying prospectus)

Response:  The first sentence now references the section to which the paragraph relates.

7.  With respect to paragraph 3(a) (now paragraph 4(a)), clarify the meaning of the terms “entities” and “multi-life” (Page 2).

Response:  Language has been added to clarify that the term “entities” encompasses non-business organizations such as associations as well as trust that established by business or associations and to indicate that “multi-life” indicates there are more than one insured lives but that the insureds share a common relationship to the business or entity that is purchasing coverage on their lives.  This is a modest expansion of the description already present on page 1 of the prospectus.  In addition, language has been added that

8.  With respect to paragraph 3(b) (now 4(b)): (a) identify where in underlying prospectus the described feature and associated charges are referenced; (b) complete the last sentence; and (c) clarify the rationale for and the impact of separate tables, for example the different charges and if they are different, state so (Page 2).

Response:  Language has been added to reference the “Riders” and “Charges and Fees” sections of the underlying prospectus.  Language has also been added to clarify that there are differences in charges between the ESV riders (individual and Exec) and why the charges show up in separate tables.

9.  With respect to paragraph 3(c) (now paragraph 4(c): (a) clarify how revised time period operates; (b) disclose the min/max time periods (longer/shorter than previous 5 year); (c) policy/rider commencement date (making necessary changes to rider description if necessary) and  (d) revise last sentence or delete (Page 2).

Response:  The revised language clarifies that the feature applies for a period of time that has been increased from 5 years, that the time period starts as of the date the policy is issued and that it is available for a period of time that is established at the time the policy is issued.

10.  Insert introductory headings to the Supplement which correspond to the sections in which changes are being effected (i.e. “Changes to Charges and Fees”).

Response:  As requested, the heading Changes to Charges and Fees has been added and additional headings have been inserted prior to the discussions of the changed sections.

Responses to comments with respect to the “Changes in the ‘Death Benefit Options’” section:

(Please note that we have revised the first full paragraph of the “Death Benefit Options” provision to provide language suggesting why Death Benefit Options have been provided, how they might be considered and why an owner would consider effecting a switch among the Options.) (Pages 3-4)

11.  With respect to description of the change in calculation of the Death Benefit Proceeds payable under Death Benefit Option 2: (a) clarify how the DBO2 Factor of 115% was derived and its purpose; and (b) explain how partial surrender occurs after date of death. (Page 4)

Response:  Language has been added to explain the circumstance under which a Partial Surrender occurring after the insured’s death would be taken into account in the calculation.  Language has also been added to describe the effect of the Factor.  Note.  The actual value of the Factor was determined based on competitive considerations.

12.  With respect to the description of the change in the calculation of “Impact on the Specified Amount after a switch from Option 2 to Option 1: (a) explain why 15% was chosen as the multiplier; and (b) describe why an owner would consider switching from Option 2 to Option 1. (Page 4)

Response:  Language has been added to describe the effect of the Factor.  Note.  The actual value of the Factor was determined based on competitive considerations. Discussion of why an owner would consider switching Options is included in the revised first paragraph of the Death Benefit Options provision, noted above.

Responses to comments with respect to the “Changes to ‘Rider’” section:

13.  With respect to sections entitled “Enhanced Surrender Value Rider — Individual Basis” “Exec Enhanced Surrender Value Rider — Multi-Life Basis” change the word “enhanced” to something else when used as a descriptor of the effect of the riders. (Pages 5 and 7)

Response: The language has been modified by replacing the modifier to “increased” with appropriate language clarifying that the increase is relative to the values that would be realized by the owner without the presence of the riders.

14.  Please clarify whether the term “policy year” includes the next policy anniversary date. (Page 11)

Response: A definition for the term “policy year” has been added to the Glossary of terms clarifying the fact that it does not include the policy anniversary date.

15.  Define the acronym “ESV Rider” and “Exec ESV Rider” before using them in the tabular examples. (Pages 6 and 8)

Response:  The first instance of use of the rider name in the paragraphs introducing the examples is now accompanied by a parenthetical definition.

16.  Clarify the definition of Enhanced Surrender Value Period. (Pages 6 and 7)

Response:  With respect to the ESV Rider (Individual Basis), the language is clear that it is the first 5 policy years.  With respect to the Exec ESV Rider (Multi-Life Basis), the narrative in the second paragraph under “Exec Enhanced Surrender Value Rider — Multi-Life Basis” has been rewritten to provide a clearer description of “Enhanced Surrender Value Period” as it relates to the Exec Enhanced Surrender Value calculations.

17.  Consider whether a lower Assumed Investment Return should be used for purposes of example. (Pages 6 and 9)

Response:  We are hesitant to lower the Assumed Investment Return used in the examples, particularly in a competitive environment where it is clearly the anticipation of the industry that, in the long term, investment returns are likely to be higher than may be realized today.  While in the immediate investment environment an 8% return would appear more challenging to come by (at least on a short term basis), it remains that in a long term proposition such as represented by insurance products such as this one, investment returns at or above this level would not be unlikely.  For example, the S&P Index has an annualized return of 9.26% from its inception in 1923 through 2008.  Having said that, and in order to diminish any possibility that a potential investor might place higher value on this hypothetical number, we have footnoted the assumed rate(s) with language making it clear that it’s not a number to be relied upon.

18.  Clarify whether tables used demonstrate the effects of the rider on values reflects surrender values net of expenses — if not, please include a column that represents surrender value on that basis.

Response:  The table reflect values net of all expenses.

19.  Clarify under what circumstances (a) applications are made on a multi-life basis; (b) who owns the policy on a multi-life bases; (c) who pays the charges for the policy and (d) who determines whether to surrender the policy? (Page 2)

Response:  The language changes to paragraph 4(a) (formerly 3(a)) of the Overview of Changes make it clearer that only business and entities may make such application and purchase policies on such basis, that only they may exercise the ownership rights provided in the policy (i.e. borrowing, surrendering).  We’ve noted parenthetically the nature of the relationships required among the insured and between the insureds and the policy owners and have provided an example of when/the purpose of such a purchase being made.

20.  Clarify when the owner can elect Option 1 or 2.  Disclose whether owner can switch options once policy has been issued. (Page 7)

Response:  The first paragraph of the section entitled the Exec Enhanced Surrender Value Rider — Multi-Life Basis, now clearly states that the option must be chosen at issue and that once chosen may not be changed.

21.  With respect to the description of the calculation of the Surrender Value under Option 2 provided by the Exec ESV Rider, under paragraph 3(b) (now “3(B)”) give description for the Enhanced Surrender Value Rate Per Thousand Adjustment Rate and how it is derived. (Page 8)

Response:  Language has been added defines it as a rate designed to credit a portion of the administration charges that had been imposed during the period leading up to the date the policy is surrendered.  Please note that the rate to be charged is dependent on insured and his or her policy factors (i.e. age, sex, risk classification) and the rates, since they are not a fully refund of the policy’s administration charges, have been established based on competitive considerations.

22.  Please note that, with respect to your questions and comments regarding formatting, the options to which the bullets relate and the use of the word “higher” describing the Surrender Value to be realized under Option 2, we have re-structured the Exec Enhanced Surrender Value Rider — Multi-Life Basis provision and added clarifying language.  (Pages 7-10)

23.  Explain to staff why a 10 year period was chosen with respect to the table of values exemplifying the effect of the Exec ESV Rider.

Response:  The policy design calls for a 10 year surrender charge period when a policy is issued to a person meeting the characteristics of the hypothetical insured used for the example.

24.  Please note that we have provided an example illustrating how the values are derived with respect to a given policy year during the Surrender Charge/Enhanced Surrender Charge Period. (Page 9)

Response to comments regarding Changes to “Glossary of Terms”:

25.  Rider terms need to be consistent throughout.  Definition of Exec ESV Rider needs to include a definition of the ESV period and must clarify that election of one of two options is required. (Page 10)

Response:  The definition has been amended to comply.

Please note that we will clarify the “incorporation language” relative to the SAI on the facing sheet of our amendment submitting our finalized language and financials.  We will also provide our Tandy Representations at that time.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company:

Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated ~~May 14~~July 10, 2009

To the Product Prospectuses dated May 1, 2009 for:

Lincoln AssetEdgeSM VUL

This Supplement outlines changes to the prospectus for Lincoln AssetEdgeSM VUL that will be applicable to policies issued on or after                           , 2009, subject to state availability.  These changes: (a) apply only to new purchasers of the policy and not to current owners; (b) provide no rights to current owners; and (c~~b~~) other than the availability of the Enhanced Surrender Value Rider for policies covering individuals~~optional rider~~, are not optional.

Overview of the changes:

1.              The first paragraph of the “Death Benefit Options” provision has been changed.  Language has been added suggesting why the Death Benefit Options have been provided and what considerations you might give to your choice.

2.              The calculation of the minimum death benefit payable under Death Benefit Option 2 (see, “Death Benefit Options” provision) has been changed.  The amount payable under Death Benefit Option 2 is stated as “the greater of” two amounts.  The change provides a higher “floor” by multiplying one of those amounts by a factor of 115%.

3.              The calculation of the policy’s Specified Amount after the owner switches from Death Benefit Option 2 to Death Benefit Option 1 (see, “Changes to the Initial Specified Amount and Death Benefit Options” provision) has been changed.  A change from Death Benefit Option 2 to Death Benefit Option 1 changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value, to~~).  Such~~ a level death benefit equal to the ~~switch produces an increase in~~ Specified Amount chosen by the owner.  The change described in this Supplement now provides that the new amount will be based on ~~over~~ the Specified Amount increased by 15% or the policy’s Accumulation Value (as of the date the owner makes the switch), whichever~~effective under Death Benefit Option 2.  The increase~~ is ~~stated as “the~~ greater ~~of” two amounts.  This change provides a higher “floor” for the Specified Amount increase that the policy provides after the switch from Death Benefit Option 2 to Death Benefit Option 1 by multiplying one of those amounts by a factor of 15%~~.

4.               The provisions of the Enhanced Surrender Value feature (see, “Riders — Enhanced Surrender Value Rider”) have been changed:

a.                          There now is a separate Rider form, the “Exec Enhanced Surrender Value Rider”, for use when the policy is purchased by businesses and entities (i.e. associations, or trusts established by businesses or associations to fund employee or member benefits) on a multi-life basis (multiple policies covering several insureds who share a common association, employment or business relationship.)  Please note that only such businesses and entities may purchase this policy on a multi-life basis and that only such businesses or entities may own the policy and exercise the ownership privileges provided by the policy (i.e. electing options, changing beneficiaries, surrendering, borrowing).

b.                        The description of the feature and its related charges, as they apply to individuals or businesses/entities, are now in separate provisions in the “Charges and Fees” and “Riders” section of the prospectus.  This is because some of the terms and charges are different between the Enhanced Surrender Value Rider available as an option when purchased by individuals and the Exec Enhanced Surrender Value Rider, which is not optional, when purchased by businesses or entities on a multi-life basis.  For example, the charges for individual purchasers are reflected in Table II: Periodic Charges Other Than Operating Expenses in the section of the table disclosing charges for optional riders; whereas~~.  Whereas~~, the charges for the Exec Enhanced Surrender Value Rider” are reflected in the section of the table disclosing charges for riders that are not optional.

c.                         Also, when the feature applies to a policy purchased on a multi-life basis, the period of time during which the Enhanced Surrender Value feature applies has been increased~~is available has be been changed~~ from a maximum of five (5) years from the time the policy is issued to a period that runs for the same amount of time that surrender charges apply as established ~~to the policy~~ at the time the policy is issued~~issue~~.

Other than as described above, ~~nothing else has changed and~~ the terms, conditions and charges for the purchase of the feature remain the same.

5.              The “Glossary of Terms” has been changed:  A definition of “Policy Year” has been added to provide additional clarity.  Also, the definitions of “Enhanced Surrender Value Rider — Option 1” and “Enhanced Surrender Value — Option 2” have been replaced to accommodate the changes to the Enhanced Surrender Value feature described above.

For more details on these changes, please see below.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, ~~or may be found~~ in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is being amended as follows (in order of how these respective sections~~sectons~~ appear in the prospectus):

Changes to “Charges and Fees”

The following is added to Table II: Periodic Charges Other Than Operating Expenses following the Overloan Protection Rider:

Charge	When Charge is Deducted	Amount Deducted
Exec Enhanced Surrender Value Rider – Multi-Life Basis (Lincoln AssetEdgeSM Exec VUL)

Option 2	Monthly (in policy years 2-5 only)	Charge is $0.075 per $1,000 of Initial Specified Amount.(9)

Option 1	Monthly (in policy years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.(9)

(9) This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdgeSM Exec VUL) and the owner of the policy will have the opportunity to elect a higher Exec Enhanced Surrender Value (Option 2).  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

The following replaces the “Enhanced Surrender Value Rider” section of Table II: Periodic Charges Other Than Operating Expenses under Optional Rider Charges:

Charge	When Charge is Deducted	Amount Deducted
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Enhanced Surrender Value Rider – Individual Basis(6)	Monthly (in policy years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.(6)

(6) This rider is optional if the policy is applied for on an individual basis.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a more detailed discussion.

Change to Introduction of “Death Benefit Options”

The following replaces, in full, the first paragraph of the provision:

Three different death benefit options are available.  Your choice of option will depend on your insurance needs and are offered in order to assist you in addressing those needs as your life circumstances change.  For example, you may have a need for an increasing amount of insurance coverage during years when your income is likely to be increasing and you want to be sure your family’s need for insurance protection is adequate.  Death Benefit Option 2, for example, permits this to happen.  In later years, when the need for that protection ceases to increase, such as at retirement, you may choose to switch to a death benefit option that is lower or level, such as Death Benefit Option 1.  The options offered are intended to provide you with flexible solutions to changing insurance needs.  You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply.  (See discussion under “Changes to the Initial Specified Amount and Death Benefit Options” for details as to the changes you are permitted to make in your choice of death benefit option after your policy has been issued.).  Your financial advisor can assist you in determining the Option that best meets your needs.

Changes to the Calculation of Death Benefits under  “Death Benefit Proceeds”

The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.

The greater of:

a.                                       the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death (i.e. Partial Surrender requests that were effected after the date of the insured’s death but before the death of the insured was reported to us); or

b.                                      the Specified Amount as of the date of the insured’s death, multiplied by the Death Benefit Option 2 Factor of 115%, less any Partial Surrenders after the date of death.  The Death Benefit Option 2 Factor establishes a minimum Specified Amount which allows a higher amount of premium to be available to be allocated to the Sub-Accounts than would be available in the absence of the Factor.

The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section of the prospectus.

The Specified Amount will be increased by the greater of:

a.                                       the Accumulation Value as of the effective date of change; or

b.                                      the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.  This Factor establishes a minimum Specified Amount which allows a higher amount of premium to be available to be allocated to the Sub-Accounts than would be available in the absence of the Factor.

Changes to “Rider Charges”

The following replaces the sub-section headed “Enhanced Surrender Value Rider” under the section headed “Rider Charges”:

Enhanced Surrender Value Rider — Individual Basis.  If application is made for a policy on an individual basis, there is a monthly charge during policy years 2-5 of $0.05 per $1,000 of Initial

Specified Amount.  For example, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).

If you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a  more detailed discussion.

Exec Enhanced Surrender Value Rider — Multi-Life Basis.  If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), there is a monthly charge during policy years 2-5 of $0.05 per $1,000 of Initial Specified Amount for Option 1 and $0.075 per $1,000 of Initial Specified Amount for Option 2.  For example, under Option 1, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).  Under Option 2, the charge for a policy with an Initial Specified Amount of $500,000 would be $37.50 per month (or $450 per year), and the charge for a policy with an Initial Specified Amount of $1,000,000 would be $75 per month (or $900 per year).

This rider is required and will automatically be issued with each policy applied for on a multi-life basis.  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

Changes to “Riders”

The following replaces the sub-section headed “Enhanced Surrender Value Rider” under the section headed “Riders”:

Enhanced Surrender Value Rider — Individual Basis. If application is made for a policy on an individual basis and you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.  It provides a higher Surrender Value upon a full surrender than you would realize under the terms of policy without the rider.  You may find the higher Surrender Value helpful where the Surrender Value of the policy during the Enhanced Surrender Value Period has greater importance to the purchaser.

The rider provides an increased Surrender Value (the “Enhanced Surrender Value”) by waiving the ~~enhanced Surrender Value without imposition of a~~ Surrender Charge ~~(the “Enhanced Surrender Value”)~~ if you fully surrender your policy during the first five policy years (the “Enhanced Surrender Value Period”) (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated). This rider does not provide for Enhanced~~enhanced~~ Surrender Value for Partial Surrenders, Policy Loans, or in connection with the exchange of this policy for any other policy. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the fifth policy year; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

If your policy is issued with the Enhanced Surrender Value Rider, you may not terminate the rider without terminating the policy.

If the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Enhanced Surrender Value Rider (“ESV Rider”) and with the Enhanced Surrender Value Rider during the first five policy years of the policy described below (note: all Surrender Values and Enhanced Surrender Values are shown net of expenses):

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Specified amount: $1,500,000

•  Benefit Selection Option: Not Elected

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)*

	Without ESV Rider		With ESV Rider
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$51,022	$0	$51,022	$51,022
2	$105,057	$47,262	$104,120	$104,120
3	$162,345	$107,040	$160,396	$160,396
4	$223,355	$170,040	$220,313	$220,313
5	$288,344	$238,214	$284,120	$284,120

*The Assumed Investment Return shown is illustrative only.  Your investment return may be higher or lower than the rate used to create this table.  The table is intended to illustrate the effect(s) of the application of the ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.

If you request a full surrender of your policy while the Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy or ~~and~~ the Enhanced Surrender Value calculated under the Enhanced Surrender Value Rider. As noted above, because the Enhanced Surrender Value Rider bases the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a full surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a full surrender of the policy. You should consider with your financial advisor~~adviser~~ whether the potential benefits of the rider during the first five policy years would assist you in reaching your goals, as there is a cost associated with this rider.

Your financial advisor~~adviser~~ can provide you with an illustration which would demonstrate how the policy might work both with the rider and without the rider.

Exec Enhanced Surrender Value Rider — Multi-Life Basis.  If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the Exec Enhanced Surrender Value Rider is required and will automatically be issued with each policy.  At the time of application, you will be able to choose between two options, each of which provide for a higher Surrender Value than would otherwise be available under the policy’s terms, one of which (“Option 2” below) is higher than the other (“Option 1” below) depending on when the policy is surrendered.  You may find the higher Surrender Value provided under Option 2 helpful where the Surrender Value of the policy during the Enhanced Surrender Value Period has greater importance to the purchaser.  Once the policy is issued, the owner will not be able to change Options.

Under Option 1, the

~~The~~ rider provides an increased~~enhanced~~ Surrender Value~~Value without imposition of a Surrender Charge (the “Enhanced Surrender Value”) if you fully surrender your policy within the duration of the policy’s surrender charges at issue, as shown in the policy specifications~~ (the “Enhanced Surrender Value”) during the period of time, established at issue, for which the policy provides that a Surrender Charge may be imposed (the “Enhanced Surrender Value Period”).  During the Enhanced Surrender Value Period, the Surrender Value will be increased by waiving the Surrender Charge~~”)~~ (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated).  This rider does not provide for an Enhanced~~enhanced~~ Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the Enhanced Surrender Value Period; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

Under Option 2, the rider provides that, in addition to waiving the Surrender Charge, during the first five policy years, the Enhanced Surrender Value is further increased by providing a credit for a portion of the administration charges imposed during this period.  After that, the increased Surrender Value will be calculated the same as Option 1.

~~The owner of each policy will have the opportunity to elect between two Enhanced Surrender Value options: a higher Enhanced Surrender Value (which is called “Option 2”) and the standard Enhanced Surrender Value (which is called “Option 1”).~~  Please see sample policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial advisor~~adviser~~.

You may not terminate the rider without terminating the policy.

•  Under Option 1, if the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

•  Under Option 2,

(a) if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness; plus

3) (A ~~(a)~~ the lesser of (i) the Initial Specified Amount or (ii) the current specified amount,

multiplied by

(B~~b~~) a per thousand of specified amount adjustment rate (which will be shown in the policy                                   specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”).  Note: The Enhanced Surrender Value Per Thousand Adjustment Rate is designed to provide a credit for a portion of the administration charges imposed during this period.

(b) if

~~•   If~~ the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

~~The Enhanced Surrender Value Per Thousand Adjustment Rate is designed to provide a higher Surrender Value during the Enhanced Surrender Value Period. You may find the higher Surrender Value helpful where the Surrender Value of the policy during the Enhanced Surrender Value Period has greater importance to the purchaser.~~

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) and with the Enhanced Surrender Value Rider showing the election of either Option 1 or Option 2 for a policy with a ten year Enhanced Surrender Value Period (note: all Surrender Values and Enhanced Surrender Values are shown net of expenses):

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Duration of policy’s surrender charge at issue: 10 years

•  Specified amount: $2,500,000

•  Benefit Selection Option: Not Elected

•  Death Benefit Option: 1 (Level)

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)*

•  For this case, the Per Thousand Adjustment Rate~~per thousand adjustment rate~~ is 6.64 for Option 2

	Without Exec ESV Rider		With Exec ESV Rider – Option 1		With Exec ESV Rider – Option 2
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$43,538	$0	$43,538	$43,538	$43,538	$60,138
2	$88,839	$0	$87,276	$87,276	$86,495	$103,095
3	$135,979	$43,804	$132,730	$132,730	$131,106	$147,706
4	$185,409	$97,484	$180,339	$180,339	$177,804	$194,404
5	$237,162	$153,612	$230,122	$230,122	$226,602	$243,202
6	$292,391	$213,291	$284,785	$284,785	$280,982	$280,982
7	$351,544	$277,019	$343,325	$343,325	$339,215	$339,215
8	$414,943	$345,068	$406,059	$406,059	$401,617	$401,617
9	$482,942	$417,842	$473,338	$473,338	$468,536	$468,536
10	$555,951	$495,726	$545,565	$545,565	$540,372	$540,372

*The Assumed Investment Return shown is illustrative only.  Your investment return may be higher or lower than the rate used to create this table.  The table is intended to illustrate the effect(s) of the application of the Exec ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.

The description below, based on the sample policy noted above and values at the end of the second policy year, reflects how the values have been derived:

Without Exec ESV Rider

(a)          The Accumulation Value: $88,839

(b)         Less the Surrender Charge: $96,325

(c)          The Surrender Value is then set to $0

With Exec ESV Rider — Option 1

(a)          The Accumulation Value: $87,276, which reflects the $0.05 per month per thousand rider charge

(b)         The Surrender Charge is waived: $0

(c)          $87,276 less $0 equals the Surrender Value of $87,276

With Exec ESV Rider — Option 2

(a)          The Accumulation Value: $86,495, which reflects the $0.0075 per month per thousand rider charge

(b)         The Surrender Charge is waived: $0

(c)          The per thousand adjustment is:

(A)      The Per Thousand Adjustment Rate for this insured: 6.64 multiplied by

(B)        2,500 ($2,500,000 divided by 1,000) or $16,600

(d)         $86,495 less $0 plus $16,600 equals the Surrender Value of $103,095

If you request a Full Surrender of your policy while the Exec Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy or~~and~~ the Exec Enhanced Surrender Value calculated under Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2, as applicable. As noted above, because both options of the Exec Enhanced Surrender Value Rider base the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a Full Surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a Full Surrender of the policy. The Exec Enhanced Surrender Value Rider will be automatically issued with your policy; however, you should consider with your financial advisor~~adviser~~ which enhanced Surrender Value option would assist you in reaching your goals, as the costs associated with this rider differ between the two options.

Your financial advisor~~adviser~~ can provide you with an illustration which would demonstrate how the policy might work with Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2.

The following replaces the defined terms of Enhanced Surrender Value Rider — Option 1 and Enhanced Surrender Value Rider — Option 2 located in the “Glossary of Terms”:

Term Defined	Definition

Enhanced Surrender Value Rider – Individual Basis

If application is made for a policy on an individual basis, this option permits the policy owner to surrender the policy during the first 5 policy years for the Net Accumulation Value of the policy less any accrued interest without the imposition of a surrender charge. It must be elected at the time application is made for the policy.

Exec Enhanced Surrender Value Rider – Multi-Life Basis

If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the owner of each policy must ~~will have the opportunity to~~ elect between two Enhanced Surrender Value options: a higher Enhanced Surrender Value (which is called “Option 2”) and a lower Enhanced Surrender Value (which is called “Option 1”). Option 1 permits the policy owner to surrender the policy at any time during the Enhanced Surrender Value Period (the period of time during which a Surrender Charge may be imposed as shown in the policy) for the Net Accumulation Value of the policy less any accrued interest without the imposition of a surrender charge. Under Option 2, if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal (1) the policy’s Accumulation Value; minus (2) Indebtedness; plus (3) (a) the lesser of (i) the Initial Specified Amount or (ii) the current specified amount, multiplied by (b) a per thousand of specified amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”). If the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal (1) the policy’s Accumulation Value; minus (2) Indebtedness. This rider is required and will automatically be issued with each policy applied for on a multi-life basis.

Policy Year (policy year)	Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary date.